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August 13, 2018
VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds; Michael Killoy; Brigitte Lippmann

Re:	Guardant Health, Inc. Draft Registration Statement on Form S-1 Submitted July 5, 2018 CIK No. 0001576280
Ladies and Gentlemen:
On behalf of our client Guardant Health, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on July 5, 2018 (the “Draft Submission”).
Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Helmy Eltoukhy, the Company’s Chief Executive Officer, dated August 1, 2018. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.
The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

August 13, 2018 Page 2

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications..

Response:
The Company acknowledges the Staff’s comment and will supplementally provide such written communications to the Staff under cover of a separate letter.
Prospectus summary, page 1

2.	In the filing, please disclose the basis for your assertions about your competitive position within your industry. For example:

•	“Guardant360, which we launched in 2014, has become the world’s market-leading comprehensive liquid biopsy test . . .”

•	“We have invested heavily in clinical studies, including 29 clinical outcomes studies, the largest-ever liquid-to-tissue concordance study . . .”

•	“Guardant360 was the first comprehensive liquid biopsy approved by the New York State Department of Health . . .”

•	“In addition, our facility was the first comprehensive liquid biopsy laboratory to be certified under the Clinical Laboratory Improvement Amendments of 1988 . . .”
Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 99, 101, 111 and 112 of Amendment No. 1.

3.
We note your estimates for market opportunities. Please disclose in the filing the basis, including any sources and assumptions, for these statements and describe the specific risks relating to your assumptions. Make similar revisions under the Business section.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 17, 99, 100, 108 and 109 of Amendment No. 1.
Risk Factors
Our payer concentration may materially adversely affect our financial condition…, page 15

August 13, 2018 Page 3

4.
We note your disclosure that your largest commercial payer represented 18.7% and 12.5% of your total revenue in 2016 and 2017. Please disclose the information about this customer as required by Item 101(c)(1)(vii) of Regulation S-K.

Response:
The Company acknowledges the Staff’s comment and respectfully submits that it has provided the disclosure required by Item 101(c)(1)(vii) of Regulation S-K. In particular, the Company’s customers consist of oncologists, cancer centers and biopharmaceutical companies. Of these customers, none represented more than 10% of the Company’s revenue in 2016, and only one, a biopharmaceutical company, represented more than 10% of the Company’s revenue in 2017. The Company disclosed the name of that customer on page 15 and elsewhere in the Registration Statement. Commercial payers are not responsible for ordering tests from the Company; rather, the Company’s customers prescribe tests to their patients and the patients may be reimbursed by their insurer. In light of this relationship, the Company respectfully submits that the name of the commercial payer whose payments represented over 10% of the Company’s revenue is not material and is not required by Item 101(c)(1)(vii) of Regulation S-K.
Capitalization, page 65

5.	Please explain how marketable securities amounts are relevant to determining your capitalization or remove them from this table.
Response:
In response to the Staff’s comment, the Company has removed marketable securities from the capitalization table in Amendment No. 1.
Management’s discussion and analysis of financial condition and results of operations
Results of operations
Comparison of years ended December 31, 2016 and 2017
General and administrative, page 82

6.	Please revise to explain the nature of the litigation that resulted in an $8.2 million increase in your litigation costs during 2017.
Response:
In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 1.
Critical accounting policies and estimates
Stock-based compensation, page 89

7.	We may have additional comments on your accounting for equity transactions. Once you have an estimated offering price, please provide us an analysis explaining the reasons for

August 13, 2018 Page 4

the differences between recent valuations associated with equity transactions leading up to the IPO and the estimated offering price.
Response:
The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s most recent fair value determination and the estimated offering price, if any.
Business, page 94

8.
We note your disclosure in the risk factors and in the footnotes to your financial statements regarding material biopharmaceutical customer collaborations and license agreements. Please describe the material terms of these agreements, such as aggregate milestones and range of royalty payments. Alternatively, tell us why this disclosure is not material to investors.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 79, 132 and F-15 of Amendment No. 1.
Intellectual property, page 124

9.	Please disclose the importance and duration of your patents and licenses. See Item 101(c)(1)(iv) of Regulation S-K.
Response:
In response to the Staff’s comment, the Company has revised the disclosure on page 131 of Amendment No. 1.
Certain relationships and related party transactions
Joint venture with SoftBank, page 155

10.
Please describe the material terms of the joint venture agreement and the approximate dollar value of the amount involved. If you expect that the IPO Trigger will be exercised, please disclose. See Item 404(a) of Regulation S-K.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 165, 167 and 168 of Amendment No. 1.
Guardant Health, Inc. Financial Statements
Notes to Financial Statements
10. Convertible Preferred Stock, page F-29

August 13, 2018 Page 5

11.
Your disclosure indicates that, in accordance with your certificate of incorporation, you adjusted the conversion price of the Series D convertible preferred stock from $7.4767 per share to $7.2547 per share and accounted for the change as a modification which resulted in a deemed dividend to the preferred shareholders that was reflected as an increase in net loss attributable to common stockholders for the year ended December 31, 2017. Please disclose how you determined the amount of the deemed dividend recognized.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it analogized the transaction to the modification model in ASC 718-20-35, under which the incremental fair value of Series D convertible preferred stock before and after the modification was recognized as a deemed dividend. The incremental value calculated reflects the additional "as converted" shares of Series D convertible preferred stock to be received after the conversion ratio adjustment at the then current fair value of the Company’s common stock.
17. Subsequent Events, page F-40

12.	Please disclose the nature of the dispute for which you received a settlement payment of $4.3 million in the first quarter of 2018.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to disclose the nature of the dispute in a subsequent amendment of the Registration Statement that includes financial statements for the first six months of 2018.

13.
Please tell us and disclose your planned accounting for the April 2018 joint venture arrangement with SoftBank. As part of your response, please explain how you considered the guidance in ASC 810-10-15 in determining whether this joint venture is a variable interest entity, whether you are its primary beneficiary, and whether it will be consolidated in your financial statements. Please also disclose your accounting treatment for the put-call arrangement with respect to the shares held by SoftBank discussed on pages 156 to 158.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to disclose the accounting treatment for the joint venture arrangement in a subsequent amendment of the Registration Statement that includes financial statements covering the first six months of 2018.
Undertakings

14.	Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule

August 13, 2018 Page 6

430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
Response:
In response to the Staff’s comment, the Company has added the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) in Item 17 of Amendment No. 1.
*         *         *         *         *
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,
/s/ Shayne Kennedy
Shayne Kennedy
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Helmy Eltoukhy, Co-Founder and Chief Executive Officer, Guardant Health, Inc.
Michael Wiley, Chief Legal Officer, Guardant Health, Inc.
Charles K. Ruck, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Charles S. Kim, Cooley LLP
David Peinsipp, Cooley LLP
Andrew S. Williamson, Cooley LLP